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                         Warp Technology Holdings, Inc.
                              151 Railroad Avenue
                              Greenwich, CT 06830

                                             March 9, 2005


VIA FACSIMILE AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Mark P. Shuman - Branch Chief - Legal
            Ms. Maryse Mills-Apenteng

        Re:    Warp Technology Holdings, Inc.
               Amendment No. 1 to Preliminary Information Statement File No. 000-33197

               Form 10-K for the period ended June 30, 2004
               Form 10-Q for the period ended September 30, 2004
               File No. 000-33197

Dear Mr. Shuman and Ms. Mills-Apenteng:

     On behalf of Warp Technology Holdings, Inc. (the "Company"), we hereby electronically file Amendment No. 1 to the Information Statement Pursuant to
Section 14(c ) of the Securities Exchange Act of 1934. Set forth below are the Company's responses to the comments given by the staff of the Securities and Exchange Commission (the "SEC") by letter dated March 1, 2005 regarding the above-referenced filings.

     The comments are repeated in full below and the Company's responses are set forth below each comment.

     Notice to Shareholders
     ----------------------

 1. In the notice to stockholders describe briefly the relationship between the proposal to increase authorized shares of common stock and the financing agreements entered into in connection with the acquisition of Gupta Technologies, LLC. Shareholders should understand the reason for the increase and the extent of the commitment to issue shares under those agreements.

          Response 1. The Company has revised the notice to stockholders to describe the relationship between the proposal to increase authorized shares of common stock and the financing agreements entered into in connection with the
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     acquisition of Gupta Technologies, LLC ("Gupta") including the reason for the increase and the extent of the commitment to issue shares under those agreements.

    Proposal to Increase the Number of Authorized Shares of Common Stock
    --------------------------------------------------------------------

2. Please provide the contextual background necessary for understanding the reasons for acquiring Gupta Technologies. Discuss the business purpose for the transaction and the reason for seeking shareholder approval at this time.

          Response 2. The Company has revised the information statement to provide the requested contextual background and to discuss the business purpose for the transaction. Although the Company is not seeking shareholder approval of the transactions described in the information statement since shareholder approval of the Gupta acquisition is not required and the Company has obtained the requisite shareholder consents necessary to authorize the increase in common stock described in the information statement, the Company has revised the information statement to include the reason it sought shareholder approval of the increase in authorized shares at this time.

3. We note your reference to Form 8-K filed February 4, 2005 relating to the financing agreements. As you know, Note D to Schedule 14A, applicable to you through Item 1 of Schedule 14C, permits incorporation by reference only in the manner and to the extent specifically permitted under the relevant Item. Item 11 relating to the authorization or issuance of securities does not provide for incorporation of agreements in a Form 8-K. Please tell us the basis for your belief that you can refer stockholders to the Form 8-K in this manner.

          Response 3. The Company does not seek to incorporate by reference the financing agreements filed with the 8-K and has revised the information statement to avoid this appearance.

4. In light of the above comment, please provide in the proxy statement a materially complete description of the material terms of each of the Subscription Agreement, the Senior Note Agreement and the Subordinated Note Agreement. The description must include the terms of exercise or conversion under each agreement, the number of shares potentially issuable under each as well as any associated registration rights and should include a discussion of the extent to which the current authorized capitalization does not enable you to satisfy your contractual commitments to issue shares under those agreements.

          Response 4. The Company has revised the information statement to include a materially complete description of the material terms of each of the Subscription Agreement, the Senior Note Agreement and the Subordinated Note Agreement, including the terms of exercise or conversion under each agreement, the number of shares potentially issuable under each agreement as well as any


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        associated registration rights and a discussion of the extent to which the current authorized capitalization does not enable the Company to satisfy its contractual commitments to issue shares under those agreements.

     5. Please quantify the potential dilutive effect on stockholders of each of the financing agreements individually, as well as in the aggregate. The disclosure is overly vague in stating merely that the transactions could have a dilutive effect on stockholders.

             Response 5. The Company has amended the information statement to quantify the potential dilutive effect on stockholders of each of the financing agreements individually, as well as in the aggregate.

Form 10-K for the period ended June 30, 2004 and Form 10-Q for the period ended
-------------------------------------------------------------------------------
September 30, 2004
------------------

Controls and Procedures
-----------------------

     6. Your conclusion that your disclosure controls and procedures are effective "in timely alerting [management] to material information relating to the Company, including its consolidated subsidiaries, that is required to be included in the Company's periodic SEC filings" is more limited than what is called for under Rule 13a-15(e) of the Exchange Act. That rule requires, among other things, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management ... as appropriate to allow timely decisions regarding required disclosure." Moreover, the conclusions regarding the effectiveness of your disclosure controls and procedures should be given "as of the end of the period covered by the report." Please tell us whether the definition of disclosure controls and procedures used in assessing effectiveness is as broad as the definition in the rule and whether the effectiveness conclusion is made as of the end of the period. Also confirm that in preparing disclosure in future periodic reports you will evaluate disclosure controls and procedures as defined by the rule on the required assessment dates.

             Response 6. The Company hereby affirms that its disclosure controls and procedures are as broad as those defined in the rule and that the effectiveness conclusion is made as of the end of the relevant period. The Company confirms that in preparing disclosure in future periodic reports it will evaluate disclosure controls and procedures as defined by the rule on the required assessment dates and will disclose its evaluation in the manner required by the rule.


     7. Your disclosure states that there were "no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation." Please note that Item 308(c) requires



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        disclosure of any change in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please tell us whether there were any changes that had or are reasonably likely to have such effects during the applicable reporting periods and that you will conform your disclosure to the requirements of Item 308(c) in future filings.

             Response 7. There were no changes in the Company's internal control over financial reporting that occurred during the annual period ended June 30, 2004, the quarterly period ended September 30, 2004, or the quarterly period ended December 31, 2004 that have materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting. The Company will conform its disclosure to the requirements of Item 308(c) in future filings.

     The Company acknowledges that, with respect to the above-referenced filings:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or further comments or should you require any additional information in connection with the foregoing responses, please feel free to call me at (203) 422-2950.

Sincerely,



Ernest C. Mysogland
Executive Vice President, Chief Legal Officer and Secretary



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